Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783

02028104

BAA

18 March 2002

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

Marcela Zeman
Head of Investor Relations

To: Marcela Zeman
Head of Investor Relations
BAA plc
130 Wilton Road
London
SW1W 1LQ

Fax: 44 20 7932 6783

From: Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Re: SEC notification 18 March 2002

BAA plc (File No 82-3372) 12g3-2(b) Exemption

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

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Signed

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Name

____

Date

RNS ANNOUNCEMENT

EMBARGOED UNTIL 0700 18 MARCH 2002

BAA plc – Convertible Bond Issue

18 March 2002

This press release is not an offer for sale of the Bonds of BAA plc in the United States. The Bonds are not being registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States or to US person except pursuant to an applicable exemption from such registration. Any offering of the securities will be made only by means of a prospectus containing detailed information regarding BAA plc and its management, including financial statements. Such prospectus will be made available through BAA plc.

In connection with the issue of the Bonds, Deutsche Bank AG London or any of its agents may over-allot or effect transactions with a view to supporting the market price of the Bonds and the Shares issued upon conversion of the Bonds at a level higher than that which might otherwise prevail for a limited period after 4 April 2002. However, there may be no obligation on Deutsche Bank AG London or any agent of it to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

Announcement by BAA plc

Offering of £424,000,000 2.94 per cent Convertible Bonds due 2008

BAA plc ("**BAA**") announces that it has launched an issue (the "**Issue**") of £424,000,000 2.94 per cent Senior Unsecured Convertible Bonds due 4 April 2008 (the "**Bonds**") convertible into ordinary shares of BAA (the "**Shares**").

The Bonds will be issued at par and will bear a coupon of 2.94 per cent. per annum. The conversion price will be £8.00, representing a premium of 20.1 per cent. over the closing price of the Shares in London on Friday 15 March 2002. If not converted or previously redeemed the Bonds will be redeemed at par on 4 April 2008. The net proceeds of the Issue are intended to fund BAA's capital expenditure programme and for its general corporate purposes.

Cazenove is Financial Adviser to BAA and Deutsche Bank AG London is Lead Manager and sole Bookrunner to the Issue.

Application will be made for the Bonds to be admitted to the Official List of the UK Listing Authority and to the London Stock Exchange plc for trading on its market for listed securities.

Brief description of BAA

BAA owns and operates seven UK airports, including Heathrow, Gatwick and Stansted. In the year ended 31 March 2001, these airports handled over two thirds of UK air passenger traffic, serving more than 124 million passengers. In addition, BAA also operates in thirteen overseas airports and owns and operates Heathrow Express, the rail link between Heathrow and Paddington. Through BAA Lynton, BAA is also involved in the ownership and development of office, warehouse and hotel facilities at and around its airports.

Enquiries:

BAA plc City enquiries	Marcela Zeman	Tel: 020 7932 6692
Cazenove Financial Adviser to BAA plc	Duncan Hunter	Tel: 020 7588 2828
Deutsche Bank AG London Lead Manager and sole Bookrunner	Michael Flood Joseph Manko	Tel: 020 7545 8000 Tel: 020 7545 8000